This Application consists of 26 pages.

As filed with the Securities and Exchange Commission on February 28, 2025

File No. _______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

DPP Investors 2025, LP
and
DLA Piper LLP (US)

______________

Communications, Notice and Order to:

Rita M. Patel
DLA Piper LLP (US)

500 Eighth Street, NW, Washington, DC 20004

Rita.Patel@us.dlapiper.com

Copies to:

David Solander

DLA Piper LLP (US)

500 Eighth Street, NW, Washington, DC 20004

David.Solander@us.dlapiper.com

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
DPP Investments 2025, LP	)
	)	APPLICATION FOR AN ORDER OF EXEMPTION
DLA Piper LLP (US))		PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE
	)	INVESTMENT COMPANY ACT OF 1940
444 W. Lake Street, Suite 900)
Chicago, IL 60606)
)
File No.________	)

SUMMARY OF APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission (“Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53 and the rules and regulations thereunder (“Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, the Applicants request limited exemptions as set forth in this application. The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

THE APPLICANTS

The “Applicants” comprise the following: DPP Investments 2025, LLP, a Delaware limited partnership (the “Existing Fund”) and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (the Existing Fund and the Subsequent Funds are referred to herein collectively as the “Investment Funds”), as well as DLA Piper LLP (US), a law firm organized as a Maryland limited liability partnership (together with any “affiliates” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) of DLA Piper LLP (US) that are organized to practice law, any successor entity of or its affiliates or any entity that results from a reorganization of DLA Piper LLP (US) or its affiliates into a different type of entity or into an entity organized under the laws of another jurisdiction, “DLA Piper”). DLA Piper LLP (US) is part of an international law firm that is owned exclusively by its partners.

THE EXISTING FUND

General. The Existing Fund is a Delaware limited partnership that was formed pursuant to a limited partnership agreement (the “Existing Fund Agreement”) as described herein. The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company, trust, corporation or other form of business entity. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. The organizational documents for any Subsequent Funds (together with the Existing Fund Agreement, the “Investment Fund Agreements”) will be substantially similar in all material respects to the Existing Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a Subsequent Fund, including the administrative features referred to above and differences arising from the fact that the categories of Eligible Investors (as defined below) to whom Subsequent Funds may be offered may be broader than the categories of Eligible Investors to whom the Existing Fund was offered.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to (i) DLA Piper or (ii) persons who are Eligible Investors as defined below.

“Eligible Investors” as used herein means persons who at the time of investment are (a) current or former partners of DLA Piper and senior administrative employees and senior lawyers employed by DLA Piper (“Eligible Employees”), (b) members of the immediate family of Eligible Employees, which are parents, children, grandchildren, spouses or spousal equivalents of children, spouses or spousal equivalents, and siblings, including step or adoptive relationships (“Eligible Family Members”) and (c) trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Eligible Family Members, or the settlors and/or the trustees of which consist of Eligible Employees or Eligible Employees together with Eligible Family Members (“Eligible Trusts”).1 The beneficial owners of an Eligible Trust will be persons eligible to hold interests in employees’ securities companies as defined in Section 2(a)(13) of the 1940 Act.

To qualify as an Eligible Investor with respect to an Investment Fund, each such person must, if purchasing an Interest from an Investment Fund or from a limited partner or member of an Investment Fund (“Member”), be an Accredited Investor (as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) or, in the case of Eligible Trusts, a trust, entity or arrangement for which an Eligible Employee who is an Accredited Investor is a settlor and principal investment decision maker. DLA Piper will be an Accredited Investor. Prior to offering Interests to an Eligible Employee, Eligible Family Member or an Eligible Trust, the Investment Committee (as defined below) must reasonably believe that the Eligible Employee or Eligible Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The Investment Committee may impose more restrictive standards for Eligible Investors in its discretion.

The Existing Fund has been established to enable certain Eligible Investors to participate in certain investment opportunities that come to the attention of DLA Piper or the Investment Committee. These opportunities may include investments in operating businesses or real estate, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies and investment companies exempt from registration under the 1940 Act, commodity pools, co-investments in operating entities and other securities investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.

1 If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to “settlor” shall be construed to mean a person who created the vehicle or arrangement, alone or together with other Eligible Investors, and also contributed funds or other assets to the vehicle, and (b) the reference to “trustee” shall be construed to mean a person who performs functions similar to those of a trustee.

The Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern the eligibility of an Investment Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

The Applicants submit that a substantial community of interest exists among DLA Piper and the Members of the Existing Fund, given the purposes and operations of the Existing Fund and the nature of the Eligible Investors actually participating in such fund. The Existing Fund is organized to provide a benefit for Eligible Investors by providing the opportunity to participate in certain investment opportunities that would in all likelihood be unavailable to such investors acting individually. The Applicants submit that a substantial community of interest will likewise exist among DLA Piper and the Members of any future Investment Funds. DLA Piper “controls” (as defined in Section 2(a)(9) of the 1940 Act) the Existing Fund and will control any Subsequent Fund organized after the date hereof, determined without regard for the level of ownership by DLA Piper in the Existing Fund or any Subsequent Fund.

Some of the investment opportunities for an Investment Fund may involve parties for which DLA Piper was, is or will be retained to act as legal counsel, and DLA Piper may be paid by such parties for legal services and for related disbursements and charges. These amounts paid to DLA Piper will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their affiliates. As described below, DLA Piper currently but may in the future be reimbursed by an Investment Fund for direct costs of disbursements and expenses and an allocable portion of the cost of administrative services provided by DLA Piper that it incurs on behalf of an Investment Fund. No Investment Fund will be charged legal fees by DLA Piper

The equity interests of each Investment Fund may be divided into Series. Each Investment Fund or Series will relate to a specific Investment or portfolio of Investments chosen by the Investment Committee. Each Member of an Investment Fund or Series will make a separate capital commitment to the Investment Fund or Series (a “Capital Commitment”) relating to each Investment Fund or Series in which such Member is participating. Each Member of an Investment Fund or Series will be required to make capital contributions to the Investment Fund or Series with respect to his or her Capital Commitment to such Investment Fund or Series from time to time to fund Investments that have been selected by the Investment Committee for such investment Fund or Series and to fund costs, expenses, obligations, liabilities or other commitments of the Investment Fund or Series that are specific to such Investment Fund or Series. Capital contributions from Members of an Investment Fund or Series will be called from such Members pro rata based upon their respective Capital Commitments to such Investment Fund or Series. Only those Members participating in an Investment Fund or Series will have an interest in the Investments made by that Investment Fund or Series. Members of other Investment Funds or Series will have no responsibility for the costs, expenses, obligations, liabilities or commitments of an Investment Fund or Series except that, in the case of an Investment Fund that is divided into Series, to the extent that the assets of a Series (including such Series’ undrawn Capital Commitments) are insufficient to satisfy costs, expenses, obligations, liabilities or commitments that are not specific to any particular Series, such costs, expenses, obligations, liabilities or other commitments will be funded by all of the Members of a Series of that Investment Fund in proportion to their Capital Commitments. The Investment Committee (as defined below) will have the discretion to allocate expenses on another basis if it determines that such other basis is clearly more equitable.

Each Investment Fund will be managed and administered by an investment committee (the “Investment Committee”). The Investment Committee will be comprised of not less than three partners of DLA Piper who are appointed to the Investment Committee by DLA Piper’s management committee. Members of the Investment Committee may, but will not be required to, be Members of an Investment Fund. All investment decisions on behalf of an Investment Fund (including with respect to any Series thereof) will be made by the Investment Committee. Accordingly, no Member of an Investment Fund or Series will decide or have the right to decide individually whether to participate, or the extent of his or her participation, in the Investments of such Investment Fund or Series (i.e., Members of an Investment Fund or Series will not determine whether their capital will form part of the capital invested in any particular Investment by an Investment Fund or Series). In the event an Investment is approved by the Investment Committee for an Investment Fund or Series, the Investment will be allocated among the capital accounts of all Members of such Investment Fund or Series on a pro rata basis determined with reference to each Member’s Capital Commitment with respect to such Investment Fund or Series. No single Investment will, at the time such Investment is made, account for more than 40 percent of the Capital Commitments of an Investment Fund (or Series thereof) unless the Members would be eligible to invest directly in such Investment. No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee.

The specific investment objectives and strategies for an Investment Fund or a Series will be set forth in an informative memorandum relating to the Interests being offered and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and the Investment Fund Agreement (including an applicable Series agreement) before making an investment in an Investment Fund or a Series. The terms of an Investment Fund or Series will be disclosed to each Eligible Investor at the time the investor is invited to participate in that Investment Fund or Series.

An Investment Fund may have an administrator (the “Administrator”). The Administrator may be an employee of DLA Piper, or the Investment Committee may determine to engage a third party to act as Administrator for an Investment Fund. The Administrator will in no event be a Member or otherwise hold any other security of an Investment Fund or Series unless qualified as an Eligible Investor. The Administrator will not recommend Investments or exercise investment discretion. The only functions of the Administrator will be ministerial.

DLA Piper may establish Subsequent Funds or Series in the future. However, the formation of such Subsequent Funds or Series should not result in competition among Investment Funds or Series because a Subsequent Fund or Series will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments or unless the Subsequent Fund or Series has a different investment objective. As used herein, the terms “Members” and “Investment Committee” include members and any investment committee of Subsequent Funds. Other than the investment objectives, strategies, form of organization, investment periods and/or groups of Eligible Investors invited to participate, Subsequent Funds will be substantially similar in form and operation to the Existing Fund.

Specifics on “Eligible Investors.” Interests in any Investment Fund will be offered only to DLA Piper or Eligible Investors. As previously stated, Eligible Investors include only Eligible Employees, Eligible Family Members and Eligible Trusts. A Member may make an additional Capital Commitment to an Investment Fund only if he, she or it meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made. In addition, the Investment Committee may impose more restrictive suitability standards with respect to any Investment Fund.

The Applicants believe that substantially all of the present and former partners and senior administrative employees and lawyers of DLA Piper currently qualify as Eligible Investors. Such Eligible Investors are sophisticated and experienced in business and financial matters. Many Eligible Investors have had substantial experience acting as legal counsel to public and private business enterprises of many kinds and wealthy individuals and families, and in order to invest in Interests such Eligible Investors have met and must continue to meet the criteria set forth herein. As a result, each Eligible Investor has made or will be able to make the investment decision to purchase Interests of an Investment Fund (or any Series thereof) on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the members of the Investment Committee so as to obtain any information necessary for an Eligible Investor’s decision as to whether to participate in an Investment Fund. Interests will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(a)(2) or pursuant to Regulation D under the Securities Act, or outside the United States in a transaction exempt under Regulation S2 under the Securities Act.

In connection with any Investment Fund, the Applicants further confirm as follows:

(a)               DLA Piper, the Investment Committee, the Administrator and any other person acting for or on behalf of the Investment Funds shall act in the best interest of the Investment Funds and their Members.

(b)               Notwithstanding any language in the organizational documents for or other contractual arrangement regarding an Investment Fund that modifies or purports to modify a grant of discretion (including, but not limited to, the use of the words “at its sole discretion” or “at its absolute discretion”), whenever DLA Piper, the Investment Committee or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion in good faith and in accordance with any fiduciary duties owed to the Investment Funds and the Members.

(c)               The organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision that protects or purports to protect DLA Piper, the Investment Committee or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

2 An offer may be made pursuant to Regulation S to Eligible Investors who are non-U.S. persons, such as Eligible Employees who are based out of Fenwick’s non-U.S. offices. Eligible Investors offered Interests pursuant to Regulation S will be required to meet the eligibility criteria described herein in order to invest in the Funds.

The Applicants represent and concede that each member of the Investment Committee is and will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Investment Funds within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser, or depositor” within the meaning of Section 36 of the 1940 Act and is and will be subject to those sections.

Specifics on Investment Fund Operations. The Investment Fund Agreements will provide that a Member of an Investment Fund or Series must make capital contributions with respect to their Capital Commitments from time to time to fund Investments approved by the Investment Committee for such Investment Fund or Series. Capital contributions from Members of an Investment Fund or Series will be called from such Members pro rata based upon their respective Capital Commitments to such Investment Fund or Series. The Investment Fund Agreements will provide that a Member who defaults in respect to its unfunded Capital Commitment may be subject to certain penalties, including forfeiture of a portion of his or her Interest, and DLA Piper will have the right to set off as appropriate and apply against any defaulting Member’s defaulted upon obligation any distribution or other amount owing to such defaulting Member by DLA Piper. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment of an Investment Fund or Series and to meet the expenses with respect to that Investment Fund or Series, the Investment Fund Agreements may provide that the Investment Fund or Series may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund or Series with respect to the funding of Investments (excluding, for the avoidance of doubt, indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan) will be non-recourse to the Members but may be secured by a pledge of the Members’ respective capital accounts and unfunded capital commitments. An Investment Fund or Series will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make an additional Capital Commitment only if he, she or it is an Eligible Investor at the time such additional Capital Commitment is made. If DLA Piper makes a loan to an Investment Fund or Series, DLA Piper (as lender) will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. An Investment Fund or Series will not lend any funds to DLA Piper. If DLA Piper extends a loan to an Eligible Investor in respect of any Investment Fund or Series, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm’s length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

Members will not be entitled to redeem their respective Interests in an Investment Fund or Series. A Member will be permitted to transfer his or her Interest only with the express consent of the Investment Committee, which consent may be given or withheld in the Investment Committee’s sole and absolute discretion, and then only to an Eligible Investor. A Member will not be permitted to withdraw from an Investment Fund or Series except with the consent of the Investment Committee (which may be withheld in its discretion). A Member who is no longer eligible to own interests in an employees’ securities company as defined in section 2(a)(13) of the 1940 Act may be required to withdraw from an Investment Fund.

The Investment Committee does not currently intend to require any Member to withdraw. The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member’s Interests to another Eligible Investor: if a Member who is an Eligible Employee ceases to be a partner or senior administrative employee of the Company; an Eligible Family Member’s or Eligible Trust’s related Eligible Employee ceases to be a partner or senior administrative employee of the Company; a Member defaults on his or her obligations to the Investment Fund; adverse tax consequences were to inure to the Investment Fund or a Member were that Member to remain a Member; or a situation in which the continued membership of the Member would violate applicable law or regulations. The circumstances in which a Member may be required to withdraw will be set forth in the relevant Investment Fund Agreement. Upon withdrawal or sale of a Member’s Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of (a) the amount of such Member’s drawn Capital Commitment plus interest (calculated at a rate determined by the Investment Committee to be reasonably comparable to interest earned by the Investment Fund on Temporary Investments, as defined below) less prior distributions or (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the Investment Committee. If a Member that is an Eligible Employee ceases to be a partner or senior administrative employee of the Company, such Member and related Eligible Investors will continue to be Members of an Investment Fund although with the consent of the Investment Committee, which may be given or withheld in its sole and absolute discretion, such Member and related Eligible Investors may be permitted to assign all or a portion of such Member’s Interest to other Eligible Investors. The terms of any sale will apply equally to any Eligible Family Member of, or Eligible Trust related to, an Eligible Employee.

In the event of the death of a Member, such Member’s estate will succeed to the economic attributes of the deceased Member’s Interest in an Investment Fund but will not be admitted as a substitute Member.

The Investment Committee will have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to Members. Such distribution policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities.

The value of the Members’ Capital Accounts (as defined below) will be determined at such times as the Investment Committee deems appropriate or necessary; however, such valuation will be made at least annually at the Investment Fund’s fiscal year-end. Valuation of a Member’s interest at other times will be the responsibility of the individual Member. The Investment Committee will only cause the assets held by an Investment Fund to be valued by a third party when such valuation is necessary or appropriate for the administration of an Investment Fund. The Investment Funds will maintain records of all financial statements received from the issuers of the Investments and will make such records available for inspection by the Members in accordance with the Investment Fund Agreement. Each Member will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in an Investment Fund.

The Investment Committee will value (or cause the valuation of) the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities and assets will be valued by the Investment Committee (or, if applicable, a third party) in good faith at fair value. The foregoing valuation method will apply in each instance in which a value is assigned to Interests in an Investment Fund.

Each Investment Fund and each Series will generally bear its own expenses. DLA Piper may be reimbursed by an Investment Fund or Series for reasonable and necessary out of pocket costs directly associated with the organization and operation of the Investment Fund or Series, including administrative expenses and the cost of overhead expenses associated with administrative services provided to the Investment Fund or Series by DLA Piper. Such expenses may include filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. In no event will an Investment Fund be charged legal fees by DLA Piper, including for legal services that DLA Piper might render to a portfolio company of that Investment Fund. In the future DLA Piper may allocate to an Investment Fund operating expenses that are specifically related to the provision of administrative services by DLA Piper to the Investment Funds and disclosed to Eligible Investors.

Some of the investment opportunities available to an Investment Fund may involve parties for which DLA Piper was, is or will be retained to act as legal counsel, and DLA Piper may be paid by such parties or their affiliates for legal services and for related disbursements and charges. These amounts paid to DLA Piper will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their affiliates.

No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee or any member of the Investment Committee. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

Each Investment Fund and its Series will operate as a non-diversified, closed-end, management investment company within the meaning of the 1940 Act. To date, neither DLA Piper nor any member of the Investment Committee has registered as an investment adviser under the Advisers Act. Any such person or any person serving as an investment adviser to Investment Funds will register under the Advisers Act if required to do so.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs and recapitalizations, venture capital or growth capital investments, private equity funds, private placements, financially distressed or bankrupt entities, real estate and other similar situations and may include derivative instruments for hedging purposes including both put and call options or warrants.

Certain Investment opportunities may permit an Investment Fund to co-invest with a partnership or other entity in which the same Investment Fund or a different Investment Fund has invested (a “Co-investor Partnership”). The interests of Members participating in such a co-investment opportunity may not be held in proportion to the interests of the Members participating in the investment in such Co-investor Partnership. If an Investment Fund co-invests with a Co-investor Partnership, the Investment Fund will generally be required to make such co-investment on terms no more favorable to it than those applicable to the investment by the Co-investor Partnership. It is anticipated that the economic terms applicable to any such co-investment will generally be substantially the same as those applicable to the corresponding investment by the Co-investor Partnership. However, it is possible that the Co-investor Partnership may invest in a different class of securities or that the Co-investor Partnership’s investment may have more favorable noneconomic terms (e.g., the right to representation on the board of directors of the portfolio company) in light of differences in legal structure or regulatory, tax or other considerations. Similarly, it is expected that an Investment Fund making a co-investment generally will be given the opportunity to sell or otherwise dispose of such investment prior to or concurrently with, and on the same terms as, sales or other dispositions of the corresponding investment by the Co-investor Partnership as more fully provided below in condition 4.

While it is anticipated that capital typically will be contributed to an Investment Fund in connection with the funding of a particular Investment or the payment of expenses incurred by the Investment Fund, the applicable Investment Fund Agreement may permit the Investment Committee to call capital from Members of an Investment Fund or a Series to provide for a working capital reserve for Investment by and expenses of such Investment Fund or Series. Pending payment for expenses or the purchase price of an Investment, funds contributed to an Investment Fund or Series will be invested in short-term investments in money market funds, interest bearing bank accounts and other money market instruments determined by the Investment Committee to be of high quality (collectively, “Temporary Investments”).

The formation of an Investment Fund or Series is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment that may be greater proportionately than returns they can obtain on individual investments. An Investment Fund or Series may invest in Investment opportunities offered to, or that come to the attention of, DLA Piper, including opportunities in which DLA Piper and/or its partners (including Members of the Investment Funds) may invest for their own respective accounts or as to which DLA Piper or its Affiliates (as defined below) acts as legal counsel to the issuer, underwriter, placement agent and/or investment adviser, subject to conditions 1 through 4 below.

The Existing Fund’s Investments will primarily consist of long-term private investments in limited partnerships or limited liability companies as well as direct investments in portfolio companies. Such entities and portfolio companies generally restrict transfers of interests therein and do not permit withdrawals except in limited circumstances. Accordingly, the Existing Fund will be required to bear the risk of such Investments for an indefinite period of time. Investments by Subsequent Funds are expected to be similarly illiquid.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund or a Series. The net income, net gain and net loss of an Investment Fund or a Series will be determined in accordance with its Investment Fund Agreement. Each Member of an Investment Fund or a Series will have a separate capital account (a “Capital Account”) with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the sum of all the capital contributions of such Member in respect of such Investment Fund or Series (x) increased by such Member’s allocable share of income and gain of such Investment Fund or Series as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund or Series to such Member in respect of such Investment Fund or Series pursuant to the Investment Fund Agreement. In the event that the Investment Committee determines, in its good faith judgment, that, to comply with Treasury Regulations Section 1.704-1(b) or subsequent similar provisions, modification of the manner in which allocations of profits and losses or allocations for income tax purposes of items of income, gain, loss and deduction provisions of the Investment Fund Agreement relating to the maintenance of Capital Accounts or any debits or credits thereto should be computed in order to effectuate the intended economic sharing arrangement of the Members, the Investment Committee will have the power to make such modification so long as any such amendment does not materially change the relative economic interests of the Members.

The Investment Committee is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a redeemed Interest in the Investment Fund. The Investment Committee may, in its discretion, determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, in accordance with applicable law, the capital account balances of the Members shall not be reduced below zero.

Within 120 days after the end of each fiscal year, or as soon as practicable thereafter, each Investment Fund will send to each of its Members an annual report regarding its operations. The annual report of an Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, “audit” has the meaning defined in Rule 1-02(d) of Regulation S-X. An Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, within 90 days after the end of the fiscal year of such Investment Fund, or as soon as practicable thereafter, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for federal income tax purposes resulting from the operation of the Investment Fund during that year.

The Investment Funds have adopted or will adopt the written procedures needed to ensure compliance with the terms and conditions of this application (including the procedures required by condition 3 below and Rule 38a-1, as modified in this application (“modified Rule 38a-1”)), have appointed or will appoint a chief compliance officer and otherwise comply with modified Rule 38a-1 and with the terms and conditions of this application. The Applicants state that the Existing Fund and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the application by the Commission will comply with all of the terms and conditions stated in the most recent version of the application filed with the Commission.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides in relevant part that the Commission may by order upon application conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company, the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities, the prices at which securities issued by the company will be sold and any applicable sales load, the disposition of the proceeds of the securities issued by the company, the character of securities in which those proceeds will be invested and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or principal underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities and requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a required code of ethics.

Section 17(a) of the 1940 Act, among other things, generally prohibits, in the absence of an exemption granted by the Commission, certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are (i) any affiliated person of the investment company and (ii) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person or principal underwriter of an investment company or any affiliated persons of such persons or principal underwriter, acting as principal, to effect any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement, in amounts prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company adopt a written code of ethics and monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act, as augmented by related Commission rules, sets forth the periodic financial reports that an investment company is required to provide to its shareholders and the Commission and requires an investment company’s key shareholders, directors, officers, advisory board members, its investment adviser and affiliated persons of the investment adviser to file reports of beneficial ownership of the investment company’s securities of the kind specified by section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53 and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e) and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application.

Section 17(a)

The Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of an Investment Fund (“First-Tier Affiliates”) and affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such First-Tier Affiliates (“Second-Tier Affiliates,” and together with First-Tier Affiliates, “Affiliates”).

The Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members of each Investment Fund will be informed in an Investment Fund’s offering materials of the possible extent of the dealings by such Investment Fund and any portfolio company with DLA Piper, and as professionals sophisticated and experienced in business and financial matters the Members will be able to evaluate the risks associated with those dealings. The community of interest among the Investment Committee, the Members and DLA Piper will serve to reduce the risk of abuse in transactions involving an Investment Fund and DLA Piper.

The Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

The Applicants request an exemption from Section 17(d) and Rule 17d-1 thereunder to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund. The Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.

Joint transactions in which an Investment Fund could participate might include the following: (i) a joint investment by one or more Investment Funds in a security in which DLA Piper or another Investment Fund is a joint participant or plans to become a participant, (ii) a joint investment by one or more Investment Funds in another Investment Fund and (iii) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.

The Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters and have the same economic interest as all other Members. In addition, the Applicants note that, in light of DLA Piper’s purpose of establishing the Investment Funds so as to reward Eligible Investors and to attract highly qualified personnel to DLA Piper, the possibility is minimal that an affiliated party investor will enter into a transaction with an Investment Fund with the intent of disadvantaging such Investment Fund. The Applicants believe that the possibility that an Investment Fund may be disadvantaged by the participation of an Affiliate in a transaction will be minimized by compliance with conditions 1 through 4 below.

The Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, DLA Piper or other Affiliates also had made, or is concurrently making, a similar investment.

In addition, because attractive Investment opportunities of the types considered by an Investment Fund often require that each participant in an opportunity make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including Affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The Investment Funds may be given the opportunity to co-invest with persons or entities to which DLA Piper provides, or has provided, services, and from which it may have received fees, but that are not Affiliates. The Applicants believe that such persons or entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to DLA Piper that the interests of its clients take priority over the interests of the Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ Investments in these situations, the effect of such a requirement would be to indirectly burden DLA Piper’s clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of DLA Piper that is not an Affiliate is fundamentally different from such Investment Fund’s relationship to DLA Piper and its Affiliates. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by DLA Piper and its Affiliates, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of DLA Piper or entities that are clients of DLA Piper.

The Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder for which exemptive relief has not been requested in this application would require specific approval by the Commission.

Section 17(f)

The Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of DLA Piper or of a partner of DLA Piper or an electronic folder controlled exclusively by DLA Piper for which access is restricted to only those employees of DLA Piper who are necessary for the operation of the Investment Funds; (ii) for purposes of the Rule, (A) employees of DLA Piper will be deemed employees of the Investment Funds, (B) officers and members of the Investment Committee will be deemed to be officers of such Investment Funds and (C) members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two partners or employees each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. The Applicants expect that most, if not all, of the Investments will be evidenced only by partnership agreements, other investment-related agreements or similar documents in electronic form, rather than by negotiable certificates that could be misappropriated. Such instruments are most suitably kept in DLA Piper’s paper or electronic files, where they can be referred to as necessary. The Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)

The Applicants request exemption from the requirement, contained in Section 17(g) and in Rule 17g-1 promulgated thereunder, that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and provide certain approvals concerning bonding and request instead that such actions and approvals be taken by the Investment Committee, regardless of whether any of its members are deemed to be an interested person of the Investment Funds. Because each member of the Investment Committee will be an interested person of the Investment Funds, the Investment Funds could not comply with Rule 17g-1 without the requested relief. The Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have Investment Committee members who are not “interested persons.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from (i) the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors and (ii) the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, those disinterested directors select and nominate any other disinterested directors of the Investment Funds and any legal counsel for those disinterested directors be independent legal counsel.

The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The Investment Committee will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g), and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The Investment Committee will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as Eligible Investors will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The members of the Investment Committee are the functional equivalent of the board of directors of an investment company. As stated above, the Investment Committee appoints the persons responsible for maintaining, and having access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the members of the Investment Committee regarding this information.

For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the members of the Investment Committee, the Applicants believe that little purpose would be served by this requirement, even if compliance with it were feasible.

The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover the Investment Committee and all employees of DLA Piper who have access to the securities or funds of the Investment Funds.

Section 17(j)

The Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership. The Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Funds by virtue of their common economic interest in the Investment Fund and their common association with DLA Piper. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30) and 30(e)

The Applicants request exemption from the requirements contained in Sections 30(a), 30(b) and 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. Within 120 days after the end of each fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. Each Investment Fund or Series will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, each Investment Fund, within 90 days after the end of the fiscal year of such Investment Fund, or as soon as practicable thereafter, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for federal income tax purposes resulting from the operation of such Investment Fund during that year.

Section 30(h)

The Applicants request exemption from Section 30(h) to the extent necessary to exempt the members of the Investment Committee, any 10 percent shareholder and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in the Investment Funds. There will be no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4 and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-1(a), (c) and (d) except that (i) the members of the Investment Committee will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, (ii) because all members of the Investment Committee would be considered interested persons of the Investment Funds, approval by a majority of the disinterested board members contemplated by Rule 38a-1 will not be obtained, and (iii) because all members of the Investment Committee would be considered interested persons of the Investment Funds, the Investment Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the members of the Investment Committee.

Conditions

The Applicants agree that the order will be subject to the following conditions:

1.                  Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.                  If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3.                  The Investment Committee will adopt, periodically review and update procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter or principal underwriter.

4.                  The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) DLA Piper; (c) a current or former partner, lawyer employed by or senior administrative employee of DLA Piper; (d) an entity in which DLA Piper or a member of the Investment Committee acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the entity’s securities; or (e) an investment vehicle offered, sponsored or managed by DLA Piper or an affiliated person of DLA Piper.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system (“NMS”) stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

5.                  An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Investment Committee will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.                  An Investment Fund will maintain and preserve for the life of the Investment Fund and at least six years thereafter such accounts, books and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53 and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this application in its name and on its behalf have been taken. Each Applicant states that the person signing has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1 and Exhibit A-2.

Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is DLA Piper, 444 W. Lake Street, Suite 900, Chicago, IL 60606, and further state that all communications or questions concerning this application should be directed to:

Rita M. Patel
DLA Piper LLP US

500 Eighth Street, NW, Washington, DC 20004

Rita.Patel@us.dlapiper.com

With a copy to:

David Solander
DLA Piper LLP US
500 Eighth Street, NW, Washington, DC 20004

David.Solander@us.dlapiper.com

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9, 17, 30 and Sections 36 through 53 and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

DPP INVESTORS 2025, LP

By:	DPP Investors 2025 GP, LLC, its General Partner

By:	/s/ Jesse A. Criz
Name:	Jesse A. Criz
Title:	Member of Investment Committee

DLA PIPER LLP US

By:	/s/ John T. Cusack
Name:	John T. Cusack
Title:	Member of Executive Committee

Dated: February 28, 2025

EXHIBIT INDEX

A-1.                 Verification for Signature of DPP Investors 2025, LP

A-2.                 Verification for Signature of DLA Piper LLP US

Exhibit A-1

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for and on behalf of DPP Investors 2025, LP as of this February 28, 2025; that he is a member of the Investment Committee of DPP Investors 2025, LP; and that all action necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DPP INVESTORS 2025, LP

By:	DPP Investors 2025 GP, LLC, its General Partner

By:	/s/ Jesse A. Criz
Name:	Jesse A. Criz
Title:	Member of Investment Committee

Exhibit A-2

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for and on behalf of DLA Piper LLP (US) as of this February 28, 2025; that he is a member of the Executive Committee of DLA Piper LLP (US); and that all action necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DLA PIPER LLP (US)

By:	/s/ John T. Cusack
Name:	John T. Cusack
Title:	Member of Executive Committee